January 30, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jennifer Riegel
Jeffrey P. Riedler

Re:	BioZone Pharmaceuticals, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed January 14, 2013
File No. 333-176951

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-146182

Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 14, 2012
File No. 333-146182

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 24, 2013 (the “Comment Letter”) relating to the above referenced files. BioZone Pharmaceuticals, Inc. (the “Company”) is simultaneously filing Amendment No.6 to the Registration Statement (the “Amendment”).  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to comment 3 in this letter which applies to the disclosure included in your Form 10-K or Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response.

Response:

The Company undertakes to apply all comments in this letter to its disclosure in its reports filed pursuant to the requirements of the Securities Exchange Act of 1934.

Executive Compensation, page 29

2.
Please revise your Executive Compensation discussion to provide executive compensation disclosure for the 2012 fiscal year. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 117.05.

Response

We have revised our Executive Compensation discussion to provide executive compensation disclosure for the 2012 fiscal year.

Note 2. Business Description and Going, page F-4

3.
We note your response to prior comment 3. Please revise this disclosure to reference the fair value of the assets and liabilities, including the goodwill and intangibles, at the time of the acquisition with BioZone Labs and not the prior Aero Pharmaceuticals transaction. This allocation should be based on the consideration exchanged for 100% of Biozone Labs and not the value of the consideration exchanged during the Aero acquisition. Please revise your filing accordingly. Also, please revise Note 1 on page F-20.

Response

We have revised our reference to the fair value of the assets and liabilities, including the goodwill and intangibles, at the time of the acquisition with BioZone Labs and not the prior Aero Pharmaceuticals transaction.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 201-608-5101 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Elliot Maza

Elliot Maza

Cc:	Harvey Kesner, Esq. Sichenzia Ross Friedman Ference LLP